April 17, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CorMedix Inc.

Registration Statement on Form S-3 (File No. 333-176404)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), CorMedix Inc. (the “Company”) hereby respectfully requests that the Registration Statement on Form S-3, including all exhibits thereto (File No. 333-176404), as filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2011 (the “Registration Statement”), be withdrawn effective immediately.

The Company has elected not to proceed with the offering contemplated by the Registration Statement due to market conditions. The Registration Statement has not been declared effective and none of the Company’s securities have been offered or sold pursuant to the Registration Statement.

In accordance with Rule 477(c) of the Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

The Company requests that, in accordance with Rule 457(p) of the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

If you should have any questions, please contact me at (908) 517-9486. Thank you in advance for your assistance.

Very truly yours,

CorMedix Inc.

By:	/s/ Brian Lenz
Name: Brian Lenz
Title: Chief Financial Officer and Chief Operating Officer

Cc: DLA Piper LLP (US)

745 Route 202-206, Suite 303

Bridgewater, NJ 08807

Tel: 908-517-9500

Fax: 908-429-4307

www.cormedix.com